United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 333-159793

Telesat Canada

(Exact name of registrant as specified in its charter)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Proposed Senior Credit Facilities & Refinancing Transaction

On March 8, 2012, Telesat Canada (“Telesat” or the “Company”) announced that it expects to retain financial advisors in connection with the arrangement of proposed senior credit facilities in the amount of approximately US$2,550 million in the aggregate (the “Senior Credit Facilities”).  The Company expects to engage J.P. Morgan Securities LLC (“J.P. Morgan”), Credit Suisse Securities (USA) LLC (“Credit Suisse”), Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”) and UBS Securities LLC (“UBS) as Joint Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce (“CIBC”), ING Bank N.V. (“ING”) and The Bank of Nova Scotia (“Scotiabank”), as Co-Managers, on the proposed US$1,900 million Term Loan B, a portion of which may be denominated in Canadian dollars.  The Company expects to engage CIBC and J.P. Morgan, as Joint Lead Arrangers and Joint Bookrunners, and Credit Suisse, ING, Morgan Stanley, Scotiabank and UBS, as Co-Managers, on the proposed Canadian dollar equivalent of US$500 million Term Loan A and a US$150 million Revolving Credit Facility, a portion of which may be denominated in Canadian dollars.  The Company expects to retain J.P. Morgan as Administrative Agent for the Senior Credit Facilities.

Proceeds from the new Senior Credit Facilities would be used to repay amounts outstanding under the Company’s existing credit facilities and for general corporate purposes.  These general corporate purposes would be expected to include, but would not be limited to, distributions in an aggregate amount of approximately CAD$705 million to the Company’s indirect shareholders, Loral Space & Communications Inc. (or its affiliates) and the Public Sector Pension Investment Board (or its affiliates), and to the optionholders of Telesat Holdings Inc. (“Holdings”) (the Company’s parent entity).

The refinancing transaction would be expected to close in March 2012.  However, Telesat expects to engage the banks on a commercially reasonable efforts basis and the Company can assure neither that the Senior Credit Facilities can be arranged on terms that will be acceptable to the Company nor that the Senior Credit Facilities will be entered into.

Conditioned upon and at the completion of the proposed refinancing, all of the outstanding senior preferred shares of Holdings would be redeemed by Holdings in exchange for a note (the “Note”) issued by Telesat.  The Note would have a principal amount of approximately CAD$146 million, equal to the principal and accrued dividends on the Holdings senior preferred shares, and would require payment of at least 50% of the principal amount of the Note on March 31, 2014, with the balance, if any, to be repaid no later than March 31, 2016.  The Company would pay interest on the Note in the amount of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum).  The senior preferred shares of Holdings are currently held by an affiliate of the Public Sector Pension Investment Board.

The foregoing description of the proposed refinancing transaction does not purport to be complete and is qualified in its entirety by reference to the summary terms of the proposed Senior Credit Facilities, attached as Exhibit 99.1 to this report.

Forward-Looking Statements Safe Harbor

This report and the exhibit attached hereto contain statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this report, the words “estimates”, “will”, “would”, “could” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC), as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. These filings can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures,  impaired satellite performance or inability to restore capacity; risks associated with domestic and foreign government regulation; and risks related to market conditions, including the availability of financing on terms and conditions acceptable to the Company. The foregoing list of important factors is not exhaustive. The information contained in this report and the exhibit attached hereto reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of such materials. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Exhibits

Exhibit No.	Description
99.1	Summary terms of the proposed Senior Credit Facilities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CANADA
(Registrant)

March 8, 2012                                                             By:  /s/ Christopher S. DiFrancesco

Name: Christopher S. DiFrancesco

Title:    Vice President, General Counsel and Secretary